UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ACELYRIN, INC.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

00445A100

(CUSIP Number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th St., 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

65 Gresham Street

EC2V 7NQ

London

+ 44 20 7786 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 00445A100

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,095,777 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,095,777 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,095,777 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.24%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 97,200,191 shares of Common Stock issued and outstanding immediately following the consummation of the Issuer’s initial public offering (including after giving effect to the exercise in full by the underwriters of their option to purchase additional shares of Common Stock), as set forth in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated May 4, 2023.

CUSIP No. 00445A100

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,095,777 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,095,777 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,095,777 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.24%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 97,200,191 shares of Common Stock issued and outstanding immediately following the consummation of the Issuer’s initial public offering (including after giving effect to the exercise in full by the underwriters of their option to purchase additional shares of Common Stock), as set forth in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated May 4, 2023.

CUSIP No. 00445A100

1	NAME OF REPORTING PERSON. AI ACEL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,095,777 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 5,095,777 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,095,777 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.24%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 97,200,191 shares of Common Stock issued and outstanding immediately following the consummation of the Issuer’s initial public offering (including after giving effect to the exercise in full by the underwriters of their option to purchase additional shares of Common Stock), as set forth in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated May 4, 2023.

CUSIP No. 00445A100

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,095,777 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,095,777 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,095,777 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.24%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 97,200,191 shares of Common Stock issued and outstanding immediately following the consummation of the Issuer’s initial public offering (including after giving effect to the exercise in full by the underwriters of their option to purchase additional shares of Common Stock in the Issuer’s initial public offering), as set forth in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated May 4, 2023.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed by Access Industries Management, LLC (“AIM”), Access Industries Holdings LLC (“AIH”), AI ACEL LLC (“AI ACEL”), and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report the acquisition of common stock, $0.00001 par value per share (the “Common Stock”), of ACELYRIN, INC. (the “Issuer”).

Item 1	Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive office is: 4149 Liberty Canyon Road, Agoura Hills California, 91301.

Item 2	Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

Access Industries Management, LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware

Access Industries Holdings LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

AI ACEL LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding company for a strategic investment	Delaware

Len Blavatnik	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.2 hereto.

None of the Reporting Persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Considerations

On September 9, 2022, AI ACEL purchased 4,823,074 shares of the Issuer’s Series C redeemable convertible preferred stock (the “Series C Preferred Stock”) at a price of $6.2201 per share. AI ACEL funded this purchase using capital contributed from affiliated entities, which funded that capital using cash on hand.

On April 25, 2023, the Issuer effected a 1-for-1.972 reverse stock split of its capital stock (the “Reverse Stock Split”). Following the Reverse Stock Split, AI ACEL held 2,445,777 shares of Series C Preferred Stock.

Immediately prior to the closing of the Issuer’s initial public offering on May 9, 2023, each outstanding share of Series C Preferred Stock automatically converted into one share of the Issuer’s Class A Common Stock, and AI ACEL received an aggregate of 2,445,777 shares of class A common stock (the “Class A Common Stock”). Immediately thereafter, each outstanding share of Class A Common Stock automatically converted into one share of Common Stock, and AI ACEL received an aggregate of 2,445,777 shares of Common Stock.

On May 9, 2023, AI ACEL purchased 2,650,000 shares of Common Stock in the Issuer’s initial public offering at the public offering price of $18.00 per share. AI ACEL funded this purchase using capital contributed from affiliated entities, which funded that capital using cash on hand.

Item 4	Purpose of Transaction

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons who hold Common Stock directly acquired those shares as an investment in the regular course of their businesses. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Daniel J. Becker, M.D., Ph.D. a biotechnology managing director of Access Industries, Inc., which is an affiliate of AI ACEL, currently serves on the Issuer’s board of directors. The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional Common Stock in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Common Stock, in each case, subject to limitations under applicable law.

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to the Issuer.

Item 5	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

5,095,777 shares of Common Stock are owned directly by AI ACEL and may be deemed to be beneficially owned by AIM, AIH and Len Blavatnik because (i) Len Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIH, (ii) AIM controls AIH, and (iii) AIH indirectly controls all of the outstanding voting interests in in AI ACEL. Each of the Reporting Persons (other than AI ACEL) and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

On May 9, 2023, AI ACEL purchased 2,650,000 shares of Common Stock at a price of $18.00 per share in the Issuer’s initial public offering.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Lock-up Agreement

In connection with the closing of the Issuer’s initial public offering, AI ACEL entered into a lock-up agreement (the “Lock-up Agreement”) with Morgan Stanley & Co. LLC, Jefferies LLC, Cowen and Company, LLC and Piper Sandler & Co. (collectively, the “Representatives”). Pursuant to the terms of the Lock-up Agreement, AI ACEL agreed that, until 180 days after closing the initial public offering, AI ACEL will not, subject to certain exceptions, without the prior written consent of the Representatives, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any hedging, swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The Representatives may, in their sole discretion, release any of the securities subject to the Lock-up Agreement at any time.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-up Agreement, which is filed as Exhibit 99.1 and incorporated herein by reference.

Joint Filing Agreement

A Joint Filing Agreement, dated May 19, 2023, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Lock-up Agreement, dated as of February 7, 2023.

99.2	Joint Filing Agreement, dated as of May 19, 2023.

99.3	Limited Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2023

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Alejandro Moreno

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its manager
/s/ Alejandro Moreno
Alejandro Moreno

AI ACEL LLC	By: Access Industries Management, LLC, its manager
/s/ Alejandro Moreno
Alejandro Moreno

*
Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact